SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMBIENT WATER CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

02319A109

(CUSIP Number)

Michael T. Wende

7721 East Trent Ave.

Spokane, WA 99212

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Michael T. Wende
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 8,032,624
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,032,624
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,032,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68% (1) Based on 141,375,122 shares of Issuer's Common Stock issued and outstanding as of April 15, 2015.
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Ambient Water Corporation, a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 7122 East Trent Ave., Spokane, WA 99212.

Item 2. Identity and Background.

a.

The Reporting Person filing this statement is Michael T. Wende.

b.

The business address of the Reporting Person is 7721 East Trent Ave., Spokane, WA 99212.

c.

The Reporting Person is the Corporate Secretary and a member of the Board of Directors of Ambient Water Corporation.

d.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.

The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Common Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction.

The Issuer filed a Form 8-A registration statement which gave rise to the necessity of filing this report.

The Reporting Person acquired the shares of common stock of the Issuer for investment purposes.

Subject to ongoing evaluation, except as disclosed in the Issuer's Periodic Reports filed with the SEC and as set forth above, the Reporting Person currently does not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D (other than those he may have from time to time in his role as an officer and director of the Issuer).  However, in the future, the Issuer's Board of Directors, of which the Reporting Person is a member, could take corporate action resulting in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; however, the reporting person may exercise vested common stock options in the future;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)  Any action similar to any of those enumerated above.

The Reporting Person, subject to and depending upon availability of prices it deems favorable, may purchase additional shares of common stock of the Issuer from time to time from the Issuer under its Stock Option Plan or in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, it reserves the right to dispose of the shares of common stock held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 8,032,624 Shares, representing 5.68 % of the outstanding common Shares.

(b) The Reporting Person has sole voting and sole dispositive power over the 8,032,624 Shares that he beneficially owns.

(c)  The Reporting Person purchased 17,000 common shares in the last sixty (60) days.  This amount is included in the total beneficial ownership.  The shares were purchased prior to the reporting obligation.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Reporting Persion and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2015

/s/ Michael T. Wende

__________________________

Michael T. Wende